SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28808; 812-13545]

GE Funds, et al.; Notice of Application

July 2, 2009

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application under section 6(c) of the Investment Company Act of

1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act,

as well as from certain disclosure requirements.

Summary of Application:  Applicants request an order that would permit them to enter into

and materially amend subadvisory agreements without shareholder approval and would

grant relief from certain disclosure requirements.

Applicants:  GE Funds, GE Institutional Funds, GE Investments Funds, Inc. (each, a

"Company" and collectively, the "Companies"), and GE Asset Management Incorporated

(the "Adviser").

Filing Dates:  The application was filed on July 9, 2008, and amended on November 8,

2008, May 8, 2009, and June 29, 2009.  Applicants have agreed to file an amendment

during the notice period, the substance of which is contained in this notice.

Hearing or Notification of Hearing:  An order granting the application will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally or

by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on July 27,

2009, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested.  Persons who wish

to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC  20549-1090.  Applicants, GE Asset Management Incorporated, 3001

Summer Street, Stamford, CT 06905.

For Further Information Contact:  Christine Y. Greenlees, Senior Counsel, at (202) 551-

6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's Web site by searching for the file

number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.        GE Funds, a Massachusetts business trust, is registered under the Act as an

open-end management investment company and currently offers sixteen series, each with

separate investment objectives, policies and restrictions (each, a "Fund" and collectively,

the "Funds").  GE Institutional Funds, a Delaware statutory trust, is registered under the

Act as an open-end management investment company and currently offers nine Funds,

each with separate investment objectives, policies and restrictions.  GE Investments

Funds, Inc., a Virginia corporation, is registered under the Act as an open-end

management investment company and currently offers fourteen series, each with separate

investment objectives, policies and restrictions.[1]  The Adviser, a wholly owned

subsidiary of General Electric Company, is registered as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act").  The Adviser serves as investment

adviser to each Fund under an investment advisory agreement with each Company

("Advisory Agreement") that has been approved by the shareholders of each Fund and by

the board of trustees or directors of the Companies ("Board"), including a majority of the

trustees or directors who are not "interested persons," as defined in section 2(a)(19) of the

Act, of any Company or the Adviser ("Independent Board Members").

2.        Under the terms of each Advisory Agreement, the Adviser provides a

Fund with investment research, advice and supervision, and furnishes an investment

program for the Fund consistent with the Fund's investment objectives and policies.  For

the investment management services it provides to each Fund, the Adviser receives the

fee specified in the Advisory Agreement from the Fund.  The Advisory Agreements also

permit, or would be amended (with appropriate Board and shareholder approval) to

permit, the Adviser to enter into investment subadvisory agreements ("Subadvisory

Agreements") with one or more subadvisers ("Subadvisers").  Pursuant to its authority

under certain Advisory Agreements, the Adviser (having obtained appropriate Board and

shareholder approval) has entered into Subadvisory Agreements with various Subadvisers

to provide investment advisory services to certain Funds.  Each Subadviser is, and every

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[1]        Applicants also request relief with respect to future Funds and any other existing or future
registered open-end management investment company or series thereof that: (a) is advised by the
Adviser or a person controlling, controlled by, or under common control with the Adviser (included
in the term "Adviser"); (b) uses the investment management structure described in the application;
and (c) complies with the terms and conditions of the application (included in the term "Funds").
The only existing registered open-end management investment companies that currently intend to
rely on the requested order are named as applicants.  If the name of any Fund contains the name of a
Subadviser (as defined below), the name of the Adviser will precede the name of the Subadviser.

future Subadviser will be, registered as an investment adviser under the Advisers Act. The Adviser will monitor and evaluate the Subadvisers and recommend to the Board their hiring, retention or termination.  Subadvisers recommended to the Board by the Adviser will be selected and approved by the Board, including a majority of the Independent Board Members.  Each Subadviser will have discretionary authority to invest all or a portion of the assets of a particular Fund, subject to the general supervision of the Adviser and the Board.  The Adviser will compensate each Subadviser out of the fees paid to the Adviser by the Fund.

       3.      Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval.  The requested relief will not extend to any Subadviser who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Companies or the Adviser, other than by reason of serving as a Subadviser to one or more of the Funds ("Affiliated Subadviser").

       4.      Applicants also request an exemption from the various disclosure provisions described below that may require the Funds to disclose fees paid by the Adviser to each Subadviser.  An exemption is requested to permit a Fund to disclose (as both a dollar amount and as a percentage of the Fund's net assets):  (a) the aggregate fees paid to the Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers ("Aggregate Fee Disclosure").  Any Fund that employs an Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated Subadviser.

Applicants' Legal Analysis:

1.      Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities.  Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.      Form N-1A is the registration statement used by open-end investment companies.  Item 14(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.[2]

3.      Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act").  Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.      Form N-SAR is the semi-annual report filed with the Commission by registered investment companies.  Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Subadvisers.

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[2] Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

5.      Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b), and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

6.       Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants state that their requested relief meets this standard for the reasons discussed below.

7.      Applicants assert that the shareholders rely on the Adviser's experience to select one or more Subadvisers best suited to achieve the Fund's investment objectives. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of the individual portfolio managers employed by traditional investment company advisory firms.  Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board.  Applicants note that the Advisory Agreements and any Subadvisory Agreement with an Affiliated Subadviser will remain subject to section 15(a) of the Act and rule 18f-2 under the Act.

8.     Applicants assert that many Subadvisers use a "posted" rate schedule to set their fees.  Applicants state that while Subadvisers are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers.  Applicants submit that the requested relief will allow the Adviser to negotiate more effectively with each Subadviser.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.     Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.     The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application.  Each Fund will hold itself out to the public as employing the management structure described in the application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.     Within 90 days of the hiring of a new Subadviser, the affected Fund's shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.

This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.      The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.      At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.      When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.      Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then existing Independent Board Members.

8.      The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information

will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.      Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.     The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will:  (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of a Fund's assets; (c) when appropriate, allocate and reallocate a Fund's assets among multiple Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

11.     No director, trustee or officer of any Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for:  (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12.     Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.     In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.


Elizabeth M. Murphy
Secretary